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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Louis Dreyfus Natural Gas Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

546011 10 7

(CUSIP Number)

Andrew J. Connelly, Esq., General Counsel, Louis Dreyfus Holding Company Inc.
20 Westport Road, Wilton, CT 06897-0810, (203) 761-8444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXHIBIT 1

SCHEDULE 13D

CUSIP No. 546011 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A. Louis Dreyfus et Cie.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
Not Applicable

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC/AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 546011 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Louis Dreyfus Holding Company Inc. I.R.S. Identification Nos. of above person 13-2884817

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
Not Applicable

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC/AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 0	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 546011 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Louis Dreyfus Commercial Activities Inc. I.R.S. Identification Nos. of above person 13-3041997

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
Not Applicable

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC/AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 546011 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Louis Dreyfus Natural Gas Holdings Corp. I.R.S. Identification Nos. of above person 06-1319711

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
Not Applicable

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC/AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[X]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 546011 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON L.D. Fashions Holdings Corp. I.R.S. Identification Nos. of above person 52-2075748

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
Not Applicable

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC/AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 8 to the Schedule 13D of the Louis Dreyfus Group (as defined below), dated December 6, 1994, as amended (the “Schedule 13D”), in respect of shares of Common Stock, par value $.01 per share, of Louis Dreyfus Natural Gas Corp., amends and restates the Schedule 13D to read in its entirety as set forth below.

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Louis Dreyfus Natural Gas Corp., an Oklahoma corporation (the “Issuer”), which has its principal executive offices at 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma 73134.

Item 2. Identity and Background

     This Statement is being filed by S.A. Louis Dreyfus et Cie., a corporation organized under the laws of France (“SALD”), Louis Dreyfus Holding Company Inc., a Delaware corporation (“LDHC”), Louis Dreyfus Commercial Activities Inc., a Delaware corporation (“LDCA”), Louis Dreyfus Natural Gas Holdings Corp., a Delaware corporation (“NGHC”), and L.D. Fashions Holdings Corp., a Delaware corporation (“LDFHC”). SALD, LDHC, LDCA, NGHC and LDFHC, collectively, are sometimes referred to herein as the “Louis Dreyfus Group.”

     SALD is a privately-held corporation which, through subsidiaries throughout the world, is engaged in various businesses, including international merchandising and exporting of various commodities, ownership and management of ocean vessels, real estate ownership, development and management, manufacturing, crude oil and natural gas exploration and production, and various commodity processing or refining operations. SALD’s principal business and office address is 87 Avenue de la Grande Armee, 75782 Paris, France.

     LDHC is a wholly owned subsidiary of SALD and is itself a holding company of subsidiaries which engage principally in commodities trading and merchandising and real estate activities. The principal business and office address of LDHC is 20 Westport Road, Wilton, Connecticut 06897-0810.

     LDCA is a wholly owned subsidiary of LDHC and is a company that holds interests in various other corporations. The principal business and office address of LDCA is 20 Westport Road, Wilton, Connecticut 06897-0810.

     NGHC is a wholly owned subsidiary of LDCA and is a company that holds interests in other entities. The principal business and office address of NGHC is 3411 Silverside Road, Baynard Building, Suite 210E, Wilmington, Delaware 19810.

     LDFHC is a wholly owned subsidiary of LDCA and is engaged in the business of holding certain of the shares of the Common Stock owned by the Louis Dreyfus Group. The principal business and office address of LDFHC is 3411 Silverside Road, Baynard Building, Suite 210E, Wilmington, Delaware 19801.

     Information with respect to the executive officers and directors of SALD, LDHC, LDCA, NGHC and LDFHC, including (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship, is listed on the Schedules attached hereto as Annexes A, B, C, D and E, respectively, which are incorporated herein by reference.

     None of SALD, LDHC, LDCA, NGHC or LDFHC, nor, to the best of their knowledge, any person identified in Schedules attached hereto as Annexes A, B, C, D and E, has during the last five years (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such a proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration

     The Issuer’s predecessor was acquired by the Louis Dreyfus Group on July 18, l990, for $46.6 million provided from the Louis Dreyfus Group’s general corporate funds. Subsequent to 1990, the Louis Dreyfus Group acquired or established other subsidiaries or affiliates to conduct various related oil and gas acquisition and marketing activities. In November 1993, through various intercompany mergers, the Issuer succeeded to certain of these businesses, with NGHC owning 20,000,000 shares of the Common Stock, representing all of the issued and outstanding shares of such Stock. In November 1993, the Issuer completed an initial public offering of 7,800,000 shares of the Common Stock (the “IPO”) at a price of $18.00 per share. During the period from June 29, 1994 through November 21, 1994, NGHC purchased 590,500 additional shares of the Common Stock on the open market for an aggregate of $8,344,725. The funds for these purchases were provided from the general corporate funds of the Louis Dreyfus Group.

     On December 22, 1994, NGHC declared a dividend of 590,500 shares of the Common Stock to its immediate parent corporation, LDCA. On December 29, 1994, 5,000 of these shares were transferred from NGHC to LDCA, and on January 1, 1995, the remaining 585,500 such shares were transferred from NGHC to LDCA.

     During the period from December 27, 1994 through February 23, 1995, LDCA purchased 39,500 additional shares of the Common Stock on the open market for an aggregate of $462,875.00, and during the period from December 10, 1997 through December 16, 1997, LDCA purchased 21,000 additional shares of the Common Stock on the open market for an aggregate of $408,812.50, bringing the total number of shares of the Common Stock owned directly by LDCA to 651,000. In addition, during the period from December 18, 1997 through January 7, 1998, LDHC purchased 59,000 additional shares of the Common Stock on the open market for an aggregate of $1,096,650.00. The funds for the above purchases were provided from the general corporate funds of the Louis Dreyfus Group.

     On March 3, 1998, NGHC declared a dividend of 9,000,000 shares of the Common Stock to its immediate parent corporation, LDCA, effective March 3, 1998. On March

5, 1998, LDCA contributed such 9,000,000 shares to its subsidiary, LDFHC, as a capital contribution. On March 9, 1998, LDCA transferred all of the issued and outstanding shares of LDFHC to LDCA’s subsidiary, L.D. Fashions Services Inc., a Connecticut corporation (“LDFS”), as a capital contribution. During the period from May 22, 1998 through May 26, 1998, LDHC purchased 12,600 additional shares of the Common Stock on the open market for an aggregate of $222,075.00. The funds for these purchases were provided from the general corporate funds of the Louis Dreyfus Group.

     On June 5, 1998, LDHC contributed 71,600 shares of the Common Stock to its subsidiary, LDCA, as a capital contribution. On July 16, 1998, LDFS merged with and into LDCA, with LDCA being the surviving corporation. On August 3, 1998 and August 4, 1998, LDCA purchased 27,400 additional shares of the Common Stock on the open market for an aggregate of $364,275.00. The funds for these purchases were provided from the general corporate funds of the Louis Dreyfus Group.

     The Louis Dreyfus Group sold 1,600,000 shares of the Common Stock of the Issuer pursuant to a Prospectus Supplement dated June 28, 2000 to a Prospectus dated October 12, 1999. LDFHC was the direct beneficial owner of the shares sold.

     On September 9, 2001, the Issuer, Dominion Resources, Inc., a Virginia corporation (“Dominion”) and Consolidated Natural Gas Company, a Delaware corporation and a wholly owned subsidiary of Dominion (“CNG”) entered into an Agreement and Plan of Merger dated as of September 9, 2001 (the “Merger Agreement”), pursuant to which the Issuer merged with and into the newly created, wholly owned subsidiary of Dominion with the subsidiary as a surviving corporation and, immediately thereafter, Dominion contributed all stock of the surviving corporation to CNG (the “Merger”). The Merger was approved by the stockholders of the Issuer on October 30, 2001. As a result of the Merger, the separate corporate existence of the Issuer ceased. Upon consummation of the Merger effective November 1, 2001 (the “Effective Date”), each outstanding share of Common Stock of the Issuer has been converted into the right to receive $20 in cash and 0.3226 shares of common stock of Dominion (valued at approximately $20.24 based on the average price per share of Dominion’s common stock of $62.75 on September 7, 2001) (the “Merger Consideration”).

     As a result of these transactions, as of the Effective Date, the Louis Dreyfus Group no longer owns any shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction

     Until the IPO in November 1993, the Issuer was an indirect wholly owned subsidiary of SALD, and the Louis Dreyfus Group had the ability to exercise control over the management and operations of the Issuer. The IPO reduced the Louis Dreyfus Group’s percentage ownership in the Issuer to approximately 71.9%. During the period from June 29, 1994 through February 23, 1995, through the purchase of 630,000 additional shares of the Common Stock on the open market, the Louis Dreyfus Group increased its percentage ownership to approximately 74.2%.

     In October 1997, in connection with the acquisition (the “American Acquisition”) by the Issuer of American Exploration Company (“American”), the Issuer issued approximately

11,300,000 shares of the Common Stock to American’s shareholders. Such issuance reduced the Louis Dreyfus Group’s percentage ownership in the Issuer to approximately 52.7%. In addition, the Issuer issued depository shares representing an interest in convertible preferred stock (the “Convertible Stock”) to certain of American’s shareholders in connection with the American Acquisition.

     During the period from December 10, 1997 through December 30, 1997, through the purchase of 70,000 additional shares of the Common Stock on the open market, the Louis Dreyfus Group increased its percentage ownership in the Issuer to approximately 52.9%. Effective December 31, 1997, 940,649 shares of the Common Stock were issued upon conversion of shares of the Convertible Stock, reducing the Louis Dreyfus Group’s percentage ownership in the Issuer to approximately 51.6%. The remaining shares of Convertible Stock have been redeemed by the Issuer. During the period from January 5, 1998 through August 4, 1998, the Louis Dreyfus Group purchased 50,000 additional shares of the Common Stock on the open market, increasing its percentage ownership in the Issuer to approximately 51.7%.

     On July 5, 2000, the Issuer completed a public offering of 4,000,000 shares of Common Stock at a price to the public of $31.00 per share pursuant to a Prospectus Supplement dated June 28, 2000 to a Prospectus dated October 12, 1999. The Issuer sold 2,400,000 of such shares in a primary offering and the Louis Dreyfus Group sold 1,600,000 of such shares in a secondary offering, reducing its percentage ownership in the Issuer to approximately 44.37%. LDFHC was the direct beneficial owner of the shares sold by the Louis Dreyfus Group in such offering.

     On September 9, 2001 the Issuer entered into the Merger Agreement and after the consummation of the Merger on the Effective Date, the Issuer’s separate existence ceased.

Item 5. Interest in Securities of the Issuer

          (a) As of the Effective Date, neither any of SALD, LDHC, LDCA, NGHC and LDFHC, nor any of their respective executive officers and directors (i) beneficially owns any Common Stock or (ii) has the right to acquire any Common Stock.

          (b) Not applicable.

          (c) As a result of the Merger, SALD, LDHC, LDCA, NGHC and LDFHC disposed of all shares of Common Stock of the Issuer beneficially owned by such persons. In connection with and in contemplation of the Merger, certain officers and directors of SALD, LDHC, LDCA, NGHC and LDFHC disposed of the shares of Common Stock beneficially owned by them as follows: (i) exchanged the shares of Common Stock of the Issuer for the Merger Consideration; (ii) exercised options to acquire shares of Common Stock of the Issuer/converted such options into options to acquire shares of Dominion; (iii) disposed of the shares of Common Stock of the Issuer prior to the Merger in the open market; or (iv) donated the shares of Common Stock of the Issuer to charitable organizations.

          (d) Not applicable.

          (e) The Louis Dreyfus Group ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer effective November 1, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of SALD, LDHC, LDCA, NGHC or LDFHC or, to the best of their knowledge, any executive officer or director of any of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

          1. Written Agreement of SALD, LDHC, LDCA, NGHC and LDFHC relating to the filing of this Amendment as required by Rule 13d-l(f).

          15. Agreement and Plan of Merger dated as of September 9, 2001, by and among the Issuer, Dominion and CNG.1

     1  Filed as Exhibit 2.1 to a Current Report on Form 8-K, File No. 1-12480, filed by the Issuer with the Securities and Exchange Commission on September 12, 2001 and is incorporated herein by reference.

Signature

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, correct and complete.

Dated:

November 30, 2001	S.A. Louis Dreyfus et Cie.

	By:	/s/ Gerard Louis-Dreyfus

Name: Gerard Louis-Dreyfus Title: President

November 30, 2001	Louis Dreyfus Holding Company Inc.

	By:	/s/ Jeffrey R. Gilman

Name: Jeffrey R. Gilman Title: Vice President

November 30, 2001	Louis Dreyfus Commercial Activities Inc.

	By:	/s/ Jeffrey R. Gilman

Name: Jeffrey R. Gilman Title: Vice President and Treasurer

November 30, 2001	Louis Dreyfus Natural Gas Holdings Corp.

	By:	/s/ Robert L. Bryant

Name: Robert L. Bryant Title: President and CEO

November 30, 2001	L.D. Fashions Holdings Corp.

	By:	/s/ Robert L. Bryant

Name: Robert L. Bryant Title: President and CEO

Annex A

S.A. LOUIS DREYFUS ET CIE. (“SALD”)

Name and Business Address (all business addresses are: S.A. Louis Dreyfus et Cie. 87 Avenue de la Grande Armee 75782 Paris, France unless otherwise indicated)	Present Principal Occupation or Employment	Citizenship

DIRECTORS

Bernard Baldensperger	Directeur General of SALD	France

Claude Boquin	Retired	France

Jean Louis-Dreyfus	Vice President/Directeur General of SALD	France

Gerard Louis-Dreyfus Louis Dreyfus Holding Company Inc. 200 Park Avenue, 33d Floor New York, New York 10166	Chairman/President/Directeur General of SALD	U.S.A.

Pierre Louis-Dreyfus	Vice President/Directeur General of SALD	France

Georges Gateff	Directeur General of SALD	France

Marie-Jeanne Meyer	Directeur General Adjoint of SALD	France

Jean-Hubert Pietra	Retired	France

Jean Pinchon	Retired	France

Ernest F. Steiner Louis Dreyfus Holding Company Inc. 200 Park Avenue, 33d Floor New York, New York 10166	Chief Financial Officer of Groupe Louis Dreyfus	U.S.A.

EXECUTIVE OFFICERS (who are not Directors)

None

Annex B

LOUIS DREYFUS HOLDING COMPANY INC. (“LDHC”)

Name and Business Address (all business addresses are: Louis Dreyfus Holding Company Inc. 20 Westport Road P.O. Box 810 Wilton, Connecticut 06897 unless otherwise indicated)	Present Principal Occupation or Employment	Citizenship

DIRECTORS

Jeffrey R. Gilman Louis Dreyfus Corporation 20 Westport Road P.O. Box 810 Wilton, Connecticut 06897-0810	Senior Vice President of Louis Dreyfus Corporation	U.S.A.

Gerard Louis-Dreyfus*

Peter B. Griffin Louis Dreyfus Corporation 20 Westport Road P.O. Box 810 Wilton, Connecticut 06897-0810	President of Louis Dreyfus Corporation	U.S.A.

Ernest F. Steiner*

EXECUTIVE OFFICERS (who are not Directors)

Richard D. Gray	Vice President and Treasurer	U.S.A.

Robert L. Aiken Louis Dreyfus Corporation 20 Westport Road P.O. Box 810 Wilton, Connecticut 06897-0810	Vice President of LDHC	U.S.A.

     *  Individual’s business address, present principal occupation and citizenship are set forth in Annex A (SALD).

Andrew J. Connelly	Vice President and General Counsel of LDHC	U.S.A.

Deborah J. Neff Louis Dreyfus Corporation 20 Westport Road P.O. Box 810 Wilton, Connecticut 06897-0810	Senior Vice President of Louis Dreyfus Corporation	U.S.A.

Daniel R. Finn, Jr. Louis Dreyfus Corporation P.O. Box 810 Wilton, Connecticut 06897-0810	Executive Vice President and Chairman of the Energy Group of Louis Dreyfus Corporation	U.S.A.

Hal Wolkin	Senior Vice President of Louis Dreyfus Corporation	U.S.A.

Simon B. Rich	Employee of LDHC	U.S.A.

Annex C

LOUIS DREYFUS COMMERCIAL ACTIVITIES INC. (“LDCA”)

Name and Business Address (all business addresses are: Louis Dreyfus Commercial Activities Inc. 20 Westport Road P.O. Box 810 Wilton, Connecticut 06897 unless otherwise indicated)	Present Principal Occupation or Employment	Citizenship

DIRECTORS

None—Louis Dreyfus Holding Company Inc. acts as Management

EXECUTIVE OFFICERS

Ernest F. Steiner**

Jeffrey R. Gilman*

Peter B. Griffin*

Hal Wolkin*

    **  Individual’s business address, present principal occupation and citizenship are set forth in Annex A (SALD).

      *  Individual’s business address, present principal occupation and citizenship are set forth in Annex B (LDHC).

Annex D

LOUIS DREYFUS NATURAL GAS HOLDINGS CORP. (“NGHC”)

Name and Business Address (all business addresses are: Louis Dreyfus Natural Gas Holdings Corp. 3411 Silverside Road Baynard Building, Suite 210E Wilmington, Delaware 19810 unless otherwise indicated)	Present Principal Occupation or Employment	Citizenship

DIRECTORS

Robert L. Bryant 19 Falcon Ct. Wilmington, Delaware 19808	Management Consultant, Horizon Partners	U.S.A.

Jeffrey R. Gilman*

Connie S. Linhart	Senior Vice President and Chief Financial Officer of NGHC	U.S.A.

EXECUTIVE OFFICERS (who are not Directors)

Gordon W. Stewart Stewart & Associates 1201 Market Street Suite 1700 Wilmington, DE 19801	Attorney, Stewart & Associates, a law firm	U.S.A.

     *  Individual’s business address, present principal occupation and citizenship are set forth in Annex B (LDHC).

Annex E

L.D. FASHIONS HOLDINGS CORP. (“LDFHC”)

Name and Business Address (all business addresses are: L.D. Fashions Holdings Corp. 3411 Silverside Road Baynard Building, Suite 210E Wilmington, Delaware 19810 unless otherwise indicated)	Present Principal Occupation or Employment	Citizenship

DIRECTORS

Robert L. Bryant*

Jerome F. Dubrowski	Consultant	U.S.A.

Connie S. Linhart*

Gordon W. Stewart*

EXECUTIVE OFFICERS (who are not Directors)

None

     *  Individual’s business address, present principal occupation and citizenship are set forth in Annex D (NGHC).

EXHIBIT INDEX

Exhibit
No.	Document	Page

1	Written Agreement of SALD, LDHC, LDCA, NGHC and LDFHC relating to the filing of this Amendment as required by Rule 13d-l(f).	21

2	Pledge Agreement dated as of December 23, 1994 among SALD, Societe Generale, Banque Nationale de Paris, Credit Lyonnais, Caisse Centrale des Banques Populaires, Banque Francaise du Commerce Exterieur, Caisse Nationale de Credit Agricole, Credit Industriel et Commercial, Banque Indosuez and Credit National.	*

3	Subordinate Pledge Agreement dated as of December 27, 1995 among SALD, Societe Generale and Banque Nationale de Paris.	**

4	Registration Rights Agreement dated as of November 9, 1993 (the “Registration Rights Agreement”) between the Issuer and NGHC.	**

5	Assignment and Assumption Agreement dated as of December 20, 1994 among SALD, Societe Generale, Banque Nationale de Paris, Credit Lyonnais, Caisse Centrale des Banques Populaires, Banque Francaise du Commerce Exterieur, Caisse Nationale de Credit Agricole, Credit Industriel et Commercial, Banque Indosuez and Credit National.	**

6	Subordinate Assignment and Assumption Agreement dated as of December 27, 1995 among SALD, Societe General and Banque Nationale de Paris.	**

          *  Filed as an exhibit to Amendment No. 1 to the Schedule 13D of the Louis Dreyfus Group dated January 1, 1995.

        **  Filed as an exhibit to Amendment No. 2 to the Schedule 13D of the Louis Dreyfus Group dated February 18, 1997.

     ***  Filed as an exhibit to Amendment No. 4 to the Schedule 13D of the Louis Dreyfus Group dated August 27, 1998.

7	Note Purchase Agreement dated as of May 5, 1998 (the “Note Purchase Agreement”) among LDFHC and the Purchasers listed therein.	***

8	Amendment No. 1 dated as of May 5, 1998 to the Note Purchase Agreement.	***

9	Amendment dated as of December 22, 1993 to the Registration Rights Agreement.	***

10	Amendment dated as of December 20, 1994 to the Registration Rights Agreement.	***

11	Amendment dated as of December 27, 1995 to the Registration Rights Agreement.	***

12	Amendment dated as of May 1, 1998 to the Registration Rights Agreement.	***

13	(a) Grant of Security Interests dated as of September 8, 1999, from NGHC to the judgment creditor;	****

(b) Assignment of Equity Interest in Shares dated as of September 8, 1999, from NGHC to the judgment creditor;

(c) Escrow Agreement dated as of September 8, 1999, between NGHC and Bank One, Texas, N.A.; and

(g) Assignment (of registration rights) dated as of September 8, 1999, from NGHC to the judgment creditor.

14	Principal Shareholders Agreement, dated as of September 9, 2001, among Dominion, LDCA, NGHC and LDFHC.	*****

15	Agreement and Plan of Merger dated as of September 9, 2001, by and among the Issuer, Dominion and CNG.	******

          ****  Filed as an exhibit to Amendment No. 6 to the Schedule 13D of the Louis Dreyfus Group dated July 5, 2001.

        *****  Filed as an exhibit to Amendment No. 7 to the Schedule 13D of the Louis Dreyfus Group dated September 14, 2001.

     ******  Filed as Exhibit 2.1 to Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 12, 2001 and is incorporated herein by reference.